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JEANNEMARIE O’BRIEN
WAYNE M. CARLIN
STEPHEN R. DiPRIMA
NICHOLAS G. DEMMO
IGOR KIRMAN
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GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL
WILLIAM T. ALLEN
MARTIN J.E. ARMS
MICHAEL H. BYOWITZ
GEORGE T. CONWAY III
KENNETH B. FORREST
SELWYN B. GOLDBERG
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PATRICIA A. ROBINSON*
ERIC M. ROTH
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ELLIOTT V. STEIN
WARREN R. STERN
PAUL VIZCARRONDO, JR.
PATRICIA A. VLAHAKIS
AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL
DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	NANCY B. GREENBAUM MARK A. KOENIG LAUREN M. KOFKE J. AUSTIN LYONS ALICIA C. McCARTHY PAULA N. RAMOS NEIL M. SNYDER S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER
Direct Dial: (212) 403-1331 Direct Fax: (212) 403-2331 E-Mail: JRCammaker@wlrk.com

December 18, 2019

Via EDGAR and Courier

John Stickel
John Dana Brown
Division of Corporation Finance
CF Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Otis Worldwide Corporation Amendment No. 2 to Draft Registration Statement on Form 10-12B Confidentially Submitted November 15, 2019 CIK No. 0001781335

Dear Mr. Stickel and Mr. Brown:

On behalf of our client, Otis Worldwide Corporation (the “Company”), set forth below is the response of the Company to the comment of the Staff of the Division of Corporation Finance (the “Staff”) set forth in your letter dated November 27, 2019, regarding Amendment No. 2 to the Company’s draft registration statement on Form 10 (the “Registration Statement”) confidentially submitted to the Securities and Exchange Commission on November 15, 2019.  In connection with this letter responding to the Staff’s comment, the Company is confidentially submitting Amendment No. 3 to the Registration Statement (“Amendment No. 3”).  In addition to confidentially submitting this letter by EDGAR, we are separately furnishing to the Staff two courtesy copies of Amendment No. 3 marked to show the changes made to the Registration Statement.

For your convenience, the Staff’s comment is set forth in bold, followed by the response on behalf of the Company.  All page references in the response set forth below refer to pages of Amendment No. 3.

U.S. Securities and Exchange Commission
December 18, 2019

General

1.
Please revise to disclose provisions in your Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws relating to the rights of stockholders to call special meetings and to act by written consent.

Response:  In response to the Staff’s comment, the disclosure on page 131 of Amendment No. 3 has been revised.

*          *          *          *          *          *

U.S. Securities and Exchange Commission
December 18, 2019

If you have any questions concerning the Registration Statement or require any additional information in connection with the confidential submission, please do not hesitate to contact the undersigned at (212) 403-1331 or JRCammaker@wlrk.com, or my colleagues Edward J. Lee, at (212) 403-1155 or EJLee@wlrk.com, or Jenna E. Levine at (212) 403-1172 or JELevine@wlrk.com.

Sincerely yours,

/s/ Joshua R. Cammaker
Joshua R. Cammaker

cc:
Judith F. Marks, Otis Worldwide Corporation
Sean Moylan, United Technologies Corporation
Drew K. Barber, United Technologies Corporation
Debra F. Guss, United Technologies Corporation
Ted Perrault, United Technologies Corporation
Edward J. Lee, Wachtell, Lipton, Rosen & Katz
Jenna E. Levine, Wachtell, Lipton, Rosen & Katz